Exhibit 99(a)(5)(i)

Dear Fellow Class B Shareholder:

As we announced on April 29, 2004, we are now commencing our tender offer to purchase up to 16.5% of our class B common stock from you and our other class B shareholders. If all class B shareholders fully participate in the tender offer, we will accept 16.5% of each class B shareholder’s total number of shares of class B common stock. To the extent some shareholders tender less than 16.5% of their class B shares, this shortfall will be allocated to the shareholders who have tendered more than 16.5% on a pro rata basis.

Enclosed with this letter is important information about the tender offer:

•	Our Offer to Purchase—this document provides an overview of the tender offer, including a question and answer section and information on how the tender offer process will work; and

•	A Letter of Transmittal—you will need to complete, sign and return this document for receipt by Wachovia Bank prior to 9 a.m. (New York City time) on June 15, 2004 (which is the expiration of the tender offer) in order to tender shares.

I encourage you to read these documents carefully. I also urge you to consult with your lender and your personal financial and tax advisers.

We believe that this tender offer creates an organized process to address the upcoming expiration of the restricted periods on conversion of your class B shares into class A shares (September 17, 2004 for class B-1 shares and March 16, 2005 for class B-2 shares). We believe that this proactive approach provides benefits to all shareholders as we seek to reduce the likelihood that a significant number of new class A shares will enter the market after September 17, 2004. In addition, the tender offer responds to the needs many of you have expressed with respect to further reducing your stock-related debt, diversifying your personal portfolio, managing the risk of interest rate increases and obtaining liquidity to meet other personal needs. Please note that this tender offer represents your only opportunity to sell class B shares prior to September 17, 2004 (except in the “B market”, to the extent eligible employees have offered to buy shares in the “B market”). In addition, the company will bear the costs of the tender offer, making this an opportunity for you to sell without incurring underwriting costs or sales commissions.

Your decision whether to participate in the tender offer is an important one, and has important consequences for both you and the company. You should give thoughtful consideration to your personal goals and circumstances, including your level of personal stock-related debt. Particularly in view of anticipated increases in interest rates, individual credit-based lending terms and a dividend policy unrelated to the interest rate on personal stock-related debt, I ask you to carefully consider this tender opportunity. Before the tender offer last fall, employee stock-related debt exceeded $430 million. Today the aggregate employee stock-related debt is about $233 million. We believe that the further reduction of personal stock-related debt will facilitate long-term ownership of company shares by you and your fellow employees and retirees. Long-term ownership by employees is important to the continuation of our special employee-ownership culture, where our employees focus on business results and take personal responsibility for the achievement of company goals.

If you have questions as you review the tender offer documents, you may call Wachovia Bank at 888-396-0853, or Bob Dye, our vice president of employee investor relations, at 414-224-2725 or 800-388-2291 (toll free). There also will be a chance to ask questions at certain company meetings and conference calls, a schedule of which is enclosed with this letter.

Thank you for your continued interest in the success of our company.

Sincerely,

Steven J. Smith

Chairman of the Board

and Chief Executive Officer

May 17, 2004